November 22, 2010

Via Edgar and Facsimile

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Matt McNair, Attorney-Advisor, Division of Corporation Finance
Mike Volley, Staff Accountant
Kevin W. Vaughn, Accounting Branch Chief
Michael R. Clampitt, Senior Counsel

RE:	Initial response to SEC letter dated November 9, 2010, File No. 000-30541

Dear Sirs:

We have received the SEC comment letter dated November 9, 2010, in which you requested further information relating to certain financial disclosure items as were previously reported in our Form 10-K for the fiscal year ended December 31, 2009 and our Form 10-Q for the fiscal quarter ended June 30, 2010.

As was discussed during our phone conversations last week, we are diligently working to assemble the supporting documentation that is related to each of the items in question so that a comprehensive and complete response can be forwarded to you.

It is our understanding from the previously mentioned phone conversations that an updated response deadline of December 8, 2010 has been noted in your files. Please know that we will fully address each item in the SEC comment letter on or before this revised date.

Sincerely,

/s/ Thomas R. Rosazza
Thomas R. Rosazza, President/CEO

/s/ Lori G. Hassett
Lori G. Hassett, Vice President/CFO